Mail Stop 6010

Paracorp Incorporated
As agent for service for Sun World Partners, Inc.
318 North Carson St., Suite #208
Carson City, NV 89701

> **Re: Sun World Partners, Inc.**
> **Amendment No. 5 to Registration Statement on Form SB-2**
> **Filed November 6, 2006**
> **File No. 333-132472**

Dear Sir/Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of Working Capital and Stockholders' Equity, page 23

1.   We note that there is no financial information presented in the filing as of August 31, 2005. Please revise the second paragraph to discuss instead the changes in working capital and equity between May 31, 2006 and August 31, 2006.

Consolidated Statements of Cash Flows, page F-6

2.   You show net cash flows used to repay loans from related parties on this statement but show a net increase in loans for the period on the balance sheets. Provide us with, and revise Note 4 and Note 5 to include, a reconciliation of the opening balances of the notes payable to the ending balances for each reported

Sun World Partners, Inc.
November 21, 2006
Page 2

period. Clearly present the impact of foreign currency movements in each period.
This comment also applies to the interim financial statements.

3.   In light of the manner in which you accounted for the transaction with Tiempo,
please remove the caption showing the $500 of shares issued to acquire Tiempo
de Mexico.

Note 1 - Summary of Significant Accounting Policies - Organization, page F-8

4.   We note the elements of common control you describe and that you accounted for
the transaction as a transfer of assets between entities under common control
consistent with the guidance in paragraph D12 of SFAS 141. Consistent with
paragraphs D16 and D17, please revise the Statement of Stockholders' Deficit to
reflect the shares issued in the transaction as part of the opening equity balances.
In addition, revise the statement of operations for the year ended May 31, 2005 to
calculate net loss per share based on the 5,500,000 shares outstanding.

5.   Revise the penultimate sentence of the first paragraph to correctly disclose that
the arms-length third party held 0.2% interest in the new entity after
consummation of the transaction.

Note 3 – Merger of entities under common control, page F-10

6.   The disclosure that "the shareholders of Tiempo acquired a controlling interest in
the Company" may confuse investors into believing that the transaction was a
reverse acquisition. Consistent with the disclosures in Note 1, please revise this
note to disclose that the common owners of Sun World and Tiempo transferred
the operations of Tiempo to Sun World. Describe the relationship and percentage
interests of the owners of both entities which lead you to conclude that the
transaction represented a merger of entities under common control.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        You may contact David Burton at (202) 551-3626 or Martin James, Senior
Assistant Chief Accountant, at (202) 551-3671 if you have questions regarding comments

on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief